# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ESSA PHARMA, INC., CIK 0001633932
CUSIP: 29668H708
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Suite 720, 999 West Broadway, Vancouver, British Columbia, British Columbia Canada (A1), V5Z 1K5
Date of event which requires filing of this statement: 04/23/2025
Filed by CIK 0001812275
Persons authorized to receive notices and communications: Soleus Capital Master Fund L.P, 104 Field Point Road, 2nd Floor, Attn: Steven J. Musumeci, Greenwich, Connecticut (CT), 06830, (475) 208-3178

## Reporting persons
- SOLEUS CAPITAL MASTER FUND, L.P. (CIK 0001812275): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)
- SOLEUS CAPITAL, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)
- SOLEUS CAPITAL GROUP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)
- SOLEUS CAPITAL MANAGEMENT, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)
- SOLEUS GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)
- GUY LEVY: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ESSA PHARMA, INC.
Address of issuer's principal executive offices: Suite 720, 999 West Broadway, Vancouver, British Columbia, British Columbia Canada (A1), V5Z 1K5
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed by Soleus Capital Master Fund, L.P. ("Master Fund"), Soleus Capital, LLC ("Soleus Capital"), Soleus Capital Group, LLC ("SCG"), Soleus Capital Management, L.P. ("SCM"), Soleus GP, LLC ("Soleus GP"), and Mr. Guy Levy (each of the foregoing, individually, a "Reporting Person", and collectively, the "Reporting Persons") with respect to the beneficial ownership of the Reporting Persons in Essa Pharma, Inc., a corporation existing under the laws of the Province of British Columbia, Canada (the "Issuer"). This Amendment is being filed to supplement and update the information set forth in the Schedule 13D as previously filed on April 15, 2025 (the "Schedule 13D"). Each Item included in this Amendment amends and restates the information disclosed in the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Master Fund has entered into cash settled swap transactions with respect to which it receives payments calculated by reference to the rate of return on Common Stock in exchange for payments by Master Fund to the swap counterparty equal to a fixed or floating interest rate on the notional amount of the swap. As of the date of this Amendment, these swaps reflect economic exposure to an aggregate of 4,025,351 shares of Common Stock. Master Fund does not obtain any beneficial ownership of the Common Stock (including the power to vote or direct the voting, or dispose or direct the disposition, of the shares of Common Stock that are subject to the swaps) or any right to obtain the Common Stock in connection with these swap transactions, and may enter into additional swap transactions or terminate existing swap transactions at any time. As a result, the Reporting Persons disclaim beneficial ownership of the shares of Common Stock that are subject to the swaps transactions.

Other than the Joint Filing Agreement attached as Exhibit 1 to the original Schedule 13D, or as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement, dated April 15, 2025, among the Reporting Persons. (#)
2. Letter dated April 15, 2025 from Soleus Capital Management, L.P. to the Board of Directors of the Issuer. (#)

# Previously filed as an exhibit to the original Schedule 13D filed by the Reporting Persons on April 15, 2025.

## Signatures
- SOLEUS CAPITAL MASTER FUND, L.P.: /s/ Guy Levy, Soleus Capital, LLC, Its General Partner (04/24/2025)
- SOLEUS CAPITAL MASTER FUND, L.P.: /s/ Guy Levy, Soleus Capital Group, LLC, Its Managing Member (04/24/2025)
- SOLEUS CAPITAL MASTER FUND, L.P.: /s/ Guy Levy, Guy Levy, Managing Member (04/24/2025)
- SOLEUS CAPITAL, LLC: /s/ Guy Levy, Soleus Capital Group, LLC, Its Managing Member (04/24/2025)
- SOLEUS CAPITAL, LLC: /s/ Guy Levy, Guy Levy, Managing Member (04/24/2025)
- SOLEUS CAPITAL GROUP, LLC: /s/ Guy Levy, Guy Levy, Managing Member (04/24/2025)
- SOLEUS CAPITAL MANAGEMENT, L.P.: /s/ Guy Levy, Soleus GP, LLC, Its General Partner (04/24/2025)
- SOLEUS CAPITAL MANAGEMENT, L.P.: /s/ Guy Levy, Guy Levy, Managing Member (04/24/2025)
- SOLEUS GP, LLC: /s/ Guy Levy, Guy Levy, Managing Member (04/24/2025)
- GUY LEVY: /s/ Guy Levy, Guy Levy (04/24/2025)